Enlivex Therapeutics Ltd..

14 Einstein Street

Nes Ziona

Israel 7403618

May 3, 2022

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Davis

RE:	Enlivex Therapeutics Ltd. (the “Company”)
Registration Statement on Form F-3 (the “Registration Statement”)
Filed April 29, 2022
File No. 333-264561

Dear Mr. Davis:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on May 5, 2022, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Enlivex Therapeutics Ltd.

By:	/s/ Oren Hershkovitz
Name: Oren Hershkovitz
Title: Chief Executive Officer